

Best Bank In Town
Since 1872

Second Quarter 2011 Earnings Conference Call
July 21, 2011

Kelly S. King
Chairman and Chief Executive Officer

Daryl N. Bible
Chief Financial Officer

Clarke R. Starnes
Chief Risk Officer



Forward-Looking Information

This presentation contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current facts or statements about beliefs and expectations are forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions are intended to identify these forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) reduction in BB&T's credit ratings; (7) adverse changes may occur in the securities markets; (8) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (9) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (10) unpredictable natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers; (11) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (12) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, may be greater than expected. These and other risk factors are more fully described in BB&T's Annual Report on Form 10-K for the year ended December 31, 2010 under the section entitled "Risk Factors Related to BB&T's Business," and from time to time, in other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Non-GAAP Information

This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. In this presentation, these measures are generally marked as "non-GAAP" and are accompanied with disclosure regarding why BB&T's management believes such measures are useful to investors. Below is a listing of the types of non-GAAP measures used in this presentation:

❖ Tangible common equity and Tier 1 common equity ratios are non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

❖ Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

❖ Fee income and efficiency ratios are non-GAAP in that they exclude securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting and other selected items.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website *(www.BBT.com/investor)* and as an appendix to this presentation.

2011 Second Quarter Highlights[1]

Earnings
- 46.2% increase in net income[2] vs. 2Q10
- EPS totaled $0.44, up 46.7% vs. 2Q10
- Increase was driven by significantly improved credit quality

Revenues
- Revenues totaled $2.2 billion, up 28.0% in 2Q11 vs. 1Q11
- BB&T produced positive operating leverage in the second quarter
- Continue to hire revenue producers

Credit Quality
- Significant progress in credit quality improvement
- OREO, NPLs, performing TDRs, delinquent loans, NPL inflows, watch list loans and core charge-offs[3] all declined
- NPAs decreased 13.2%[3] and NPA inflows decreased 24.9%

Loans
- Average loan growth was 3.4%[4] vs. 1Q11
- Growth was broad-based
- Loan growth was led by specialized lending, sales finance, C&I and mortgage

Deposits
- Average noninterest-bearing deposits increased $1.2 billion, or 22.2% in 2Q11 vs. 1Q11
- Average client deposits increased $1.8 billion, or 7.1%
- Average client deposits, excluding CDs, increased $2.5 billion, or 12.3%

[1] Linked quarter growth rates are annualized, except for credit metrics.
[2] Available to common shareholders
[3] Excludes covered assets and charge-offs on transfer of assets for the disposition strategy.
[4] Excluding the impact of ADC and covered loan runoff.

Balance Sheet and Revenue Highlights

Lending Highlights

- 2Q11 new production mix 85% C&I / 15% CRE in Community Banking Segment
- Direct Retail posted 2% annualized growth in EOP loans vs. 1Q11
- New C&I production up an annualized 10% compared to 1Q11

Deposits Highlights

- Bright Banking rollout was very successful; gaining more active accounts
- Significant growth in noninterest-bearing deposits and interest checking compared to 1Q11

Growing Niche Lending Businesses

- Small ticket consumer finance
- Insurance premium finance
- Commercial equipment finance
- Commercial mortgage
- Prime auto
- Nonprime auto

Trust and Investment Advisory

- Trust and investment advisory income increased 15.4% compared to 2Q10
- Revenues in the Wealth Division increased 11.8% compared with 2Q10
- Wealth continues to add revenue producers in 2011

Corporate Banking

- Remains middle market focused
- EOP balances increased 11.5% compared with 1Q11
- Strong growth and robust pipeline
- Relationship based
- Continue to add lending personnel
- Shared national credits have grown modestly and the 2Q11 outstanding balance totals $3.1 billion
- Avoid leveraged sponsored lending; strict hold limits

Broad-based Loan Growth

Average Loans Held for Investment
($ in billions)



> Achieved loan growth on average basis

> Growth gained momentum during the quarter, with EOP loans up $810 million, an annualized rate of 3.2%

> More than two-thirds of net loan growth is non-real estate[2]

> Loan yield decreased only 3 bps vs. 1Q11

> Average total loan growth is expected to be in the 2% - 4% range annualized for 2H11 contingent on the economy

Average Loan Growth Highlights[1]
($ in millions)

	2Q11 Average Balance	2Q11 vs. 1Q11 $ Increase (Decrease)	2Q11 vs. 1Q11 Annualized % Increase (Decrease)
C&I	$ 33,647	$ 214	2.6%
Other CRE	11,287	(81)	(2.9)
Sales Finance (Automobile)	7,184	104	5.9
Revolving Credit	2,070	(12)	(2.3)
Residential Mortgage	18,311	385	8.6
Specialized Lending	8,029	232	11.9
Direct Retail (Home equity)	13,629	(43)	(1.3)
Subtotal	**$ 94,157**	**$ 799**	**3.4%**
ADC	2,933	(348)	(42.5)
Covered and other acquired loans	5,678	(306)	(20.5)
Total	**$ 102,768**	**$ 145**	**0.6%**

[1] Excludes Loans Held for Sale.

[2] Excludes ADC, covered and other acquired loans.

Driving Growth in Lower Cost Deposits

Average Client Deposits
($ in billions)



Average Deposit Growth Highlights

($ in millions)

	2Q11 Average Balance	2Q11 vs. 1Q11 $ Increase (Decrease)	2Q11 vs. 1Q11 Annualized % Increase (Decrease)
Noninterest-bearing deposits	$ 22,151	$ 1,161	22.2%
Interest checking	4,201	607	67.7
Other client deposits	56,618	709	5.1
Client certificates of deposits	20,408	(673)	(12.8)
Total client deposits	**$ 103,378**	**$ 1,804**	**7.1%**

➢ Interest bearing deposit cost decreased to 0.72% in 2Q11, compared to 0.82% in 1Q11

➢ Average client deposits, excluding certificates of deposit, increased $2.5 billion, or 12.3% on an annualized linked quarter basis

➢ Management currently expects continued strong deposit growth in the second half of the year

Credit Improvement Accelerates[1]



9.5%	Watch list	16.8%	NPLs
11.7%	Delinquencies[2]	5.7%	OREO
10.0%	Performing TDRs	13.2%	NPAs
24.9%	NPA inflows	11.6%	Core net charge-offs[3]

➢ Credit trends improved for all metrics in the resolution cycle

➢ Expect continued broad-based improvement in credit

[1] Amounts exclude covered assets and government guaranteed loans where applicable.

[2] Includes loans past due 30 days or more and still accruing.

[3] Excludes charge-offs on transfers of assets for the disposition strategy.

NPAs Decrease for 5th Consecutive Quarter



Total Nonperforming Assets[1]
($ in millions)

- $4,327 (2Q10)
- $4,147 (3Q10)
- $3,971 (4Q10)
- $3,863 (1Q11)
- $3,353 (2Q11)

Down ~ $1 billion vs. 2Q10

> 13.2%[1] reduction in NPAs vs. 1Q11

> Continued successful results in NPA disposition strategy

> Sold approximately $675 million of nonperforming assets this quarter

> Average sales price for note sales consistent with our targets



Dispositions of Problem Assets
($ in millions)

- 2Q10: $430 / $252
- 3Q10: $207 / $244
- 4Q10: $343 / $249
- 1Q11: $326 / $177
- 2Q11: $448 / $227

OREO ■ Problem Loans

Disposed of $2.2 billion in last 4 qtrs.

> Substantially completed accelerated disposition strategy

> Reduction of NPAs less dependent on note sales going forward

> Lower inflows allow more traditional approach to resolution

> Will pursue optimal economic execution of workout strategies, continue to be aggressive

[1] Excludes covered assets.

Formation of New Problem Assets Declines Significantly

Inflows to Nonaccrual Loans
($ in millions)



Inflows Down 47% vs. 2Q10

- Total inflows decreased 24.9% compared to 1Q11
  - Commercial inflows decreased from $703 million in 1Q11 to $528 million in 2Q11, a 24.9% decrease
  - Early credit indicators suggest continued improvement in inflows

Total Performing TDRs [1,2]
($ in millions)



TDRs Down 38% vs. 2Q10

- Performing TDRs decreased 10.0% linked quarter
  - Performing commercial TDRs decreased 25.1%
- 75.6% of TDRs are performing
- 89.8% of performing TDRs are current
- Impact from new accounting rules expected to be immaterial
- We expect TDRs to continue to decline consistent with recent trends

[1] Excludes TDRs that are nonperforming totaling $381 million, $479 million, $479 million, $489 million, and $480 million at June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010, and June 30, 2010, respectively. These amounts are included in total nonperforming assets.
[2] Excludes government guaranteed loans.

Core Charge-offs Decrease Through the 1.50% Level[1]

Net Charge-offs / Average Loans



- **2Q10:** 0.60% (Writedowns on Transfer to LHFS), 2.06% (Core charge-offs)
- **3Q10:** 1.74%, 1.80%
- **4Q10:** 0.08%, 2.07%
- **1Q11:** 1.65%
- **2Q11:** 0.34%, 1.46%

Core charge-offs ■ Writedowns on Transfer to LHFS

Allowance for Loan and Lease Losses / Nonperforming Loans and Leases Held for Investment[2]



- **2Q10:** 0.98x
- **3Q10:** 1.30x
- **4Q10:** 1.19x
- **1Q11:** 1.03x
- **2Q11:** 1.14x

➤ Total core charge-offs decreased 11.6% compared to 1Q11; represents the lowest level in more than two years

➤ Expect total charge-offs to be in the range of 1.40% to 1.50% for 2H11

➤ Coverage ratio improvement results from lower NPLs and remaining strong allowance

➤ BB&T will remain conservative in our approach to the allowance

➤ Significant improvement in credit trends will likely allow for lower provisions in future quarters

[1] Excludes covered loans and charge-offs on transfers for the disposition strategy.
[2] Excludes covered loans.

Early Credit Indicators Improved

Total Loans Past Due and Still Accruing[1]
($ in millions)



- Loans 90 days or more past due and still accruing
- Loans 30 - 89 days past due

ADC Loans Held for Investment [2]
(EOP $ in billions)



- ➤ 9.5% decrease in watch list assets on a linked quarter basis

- ➤ Total delinquencies declined 11.7% to lowest level in 3 years

- ➤ We saw notable improvement in commercial delinquencies, which decreased 46.6%

- ➤ Continue to aggressively reduce problem ADC credits

- ➤ Balances reduced approximately $400 million, including loans held for sale, in 2Q11 and reduced more than $2 billion in the last year

- ➤ ADC NPL inflows decreased 47.1%

- ➤ Remaining ADC portfolio very manageable, will have less impact on credit results

[1] Excludes covered and government guaranteed loans.
[2] At June 30, 2011, there were $46 million in ADC loans held for sale.

Margin Outlook Improves

Net Interest Margin



Rate Sensitivities



➢ Margin is benefiting from more favorable funding mix, increase in yield on covered loans, lower cost of funds and lower NPAs

➢ The increase in net interest income related to assets acquired in the Colonial transaction was $19 million

➢ Expect margin to remain in the 4.05% to 4.10% range for the remainder of 2011

➢ We continue to have an asset sensitive balance sheet positioned for rising rates; also positioned to benefit should rates decrease 25 bps

Fee Income

Fee Income Ratio[1]



- ➤ Total annual run-rate impact from Durbin, posting order change and Reg E expected to be $395 million vs. prior estimate of $450 million

- ➤ We have identified offsets for approximately half of the impact to service charges and checkcard fees (Durbin) and we are evaluating other revenue items to assist in filling the gap

- ➤ Insurance showed strong growth due to seasonal factors and an improving insurance market

- ➤ Service charges benefited from the rollout of Bright Banking

- ➤ Bankcard fees and checkcard fees increased due to stronger activity

- ➤ Trust and investment advisory income improved due to stronger market conditions

Noninterest Income
($ in millions)

	2Q11	2Q11 v. 1Q11[2] Increase (Decrease)	2Q11 v. 2Q10 Increase (Decrease)
Insurance income	$ 299	78.6%	4.2%
Service charges on deposits	145	29.7	(11.6)
Mortgage banking income	83	(50.7)	(24.5)
Investment banking and brokerage fees and commissions	90	13.8	(1.1)
Checkcard fees	79	39.0	12.9
Other nondeposit fees and commissions	66	(6.0)	4.8
Bankcard fees and merchant discounts	52	52.3	15.6
Trust and investment advisory revenues	45	18.7	15.4
Income from bank-owned life insurance	29	(13.4)	(6.5)
FDIC loss share income, net	(81)	159.1	3.8
Securities gains (losses), net	(2)	NM	(100.9)
Other income, net	(18)	NM	NM
Total noninterest income	**$ 787**	**41.0%**	**(24.3)%**

[1] Excludes securities gains (losses), the impact of FDIC loss share accounting and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency



Efficiency Ratio[1]

- 58.0%
- 56.0%
- 54.0%
- 52.0%

53.7% 54.1% 55.3% 57.1% 55.8%

2Q10 3Q10 4Q10 1Q11 2Q11

➢ We achieved positive operating leverage during the quarter and expect this to continue in 2H11

➢ Personnel expense benefited from lower FICA and unemployment taxes

➢ Professional services increased due to revenue producing business expenses in specialized lending and additional legal expenses

➢ Other expense increased largely due to a litigation-related recovery last quarter

Noninterest Expense
($ in millions)

	2Q11	2Q11 v. 1Q11[2] Increase (Decrease)	2Q11 v. 2Q10 Increase (Decrease)
Personnel expense	$ 683	(6.4)%	5.2%
Foreclosed property expense	145	5.6	(39.6)
Occupancy and equipment expense	152	(5.2)	(3.8)
Professional services	84	73.4	(2.3)
Regulatory charges	59	(13.2)	28.3
Loan processing expenses	49	(30.3)	4.3
Amortization of intangibles	25	(15.4)	(21.9)
Software expense	29	46.3	(3.3)
Merger-related and restructuring charges, net	2	NM	(94.7)
Other expenses	167	57.7	(4.0)
Total noninterest expense	**$ 1,395**	**6.7%**	**(7.0)%**

➢ The 2Q11 effective tax rate was in line with our expectations at 21.8%

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.

[2] Linked quarter percentages are annualized.

Capital Among Industry Leaders[1]

Tier 1 Common Ratio



Tier 1 Capital Ratio



- ➤ Capital levels increased during the second quarter

- ➤ BB&T's internal capital generation is more than adequate to maintain capital targets

- ➤ BB&T estimates Tier 1 common under Basel III is 8.3%

- ➤ Capital levels currently exceed capital plan projections providing financial flexibility

[1] Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

BB&T

Improvement in credit trends accelerates

Underlying fundamentals very strong

Successfully accomplishing our strategies

Investing to drive revenue and loan growth

Providing best value proposition in our markets



Our Best Days Are Ahead!

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this presentation.

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$ 14,363	$ 14,100	$ 13,959	$ 13,828	$ 13,594
Total	18,644	18,389	18,319	18,465	18,327
Risk-weighted assets [2]	116,315	116,484	118,131	117,894	116,073
Average quarterly tangible assets	151,677	151,049	153,349	149,253	153,399
Risk-based capital ratios					
Tier 1	12.3 %	12.1 %	11.8 %	11.7 %	11.7 %
Total	16.0	15.8	15.5	15.7	15.8
Leverage capital ratio	9.5	9.3	9.1	9.3	8.9
Equity as a percentage of total assets	10.7	10.6	10.5	10.7	10.8
Book value per common share	$ 24.37	$ 23.86	$ 23.67	$ 24.11	$ 24.07
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.2 %	7.2 %	7.1 %	7.0 %	7.0 %
Tier 1 common equity as a percentage of risk-weighted assets	9.6	9.3	9.1	9.0	8.9
Tangible book value per common share	$ 15.95	$ 15.59	$ 15.43	$ 15.25	$ 14.93

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 14,363	$ 14,100	$ 13,959	$ 13,828	$ 13,594
Less:					
Qualifying restricted core capital elements	3,249	3,248	3,248	3,255	3,254
Tier 1 common equity	11,114	10,852	10,711	10,573	10,340
Total assets	$ 159,310	$ 157,039	$ 157,081	$ 157,230	$ 155,083
Less:					
Intangible assets, net of deferred taxes	6,353	6,374	6,391	6,419	6,502
Plus:					
Regulatory adjustments, net of deferred taxes	389	572	636	207	187
Tangible assets	153,346	151,237	151,326	151,018	148,768
Total risk-weighted assets [1]	$ 116,315	$ 116,484	$ 118,131	$ 117,894	$ 116,073
Tangible common equity as a percentage of tangible assets	7.2%	7.2%	7.1%	7.0%	7.0%
Tier 1 common equity as a percentage of risk-weighted assets	9.6	9.3	9.1	9.0	8.9
Tier 1 common equity	$ 11,114	$ 10,852	$ 10,711	$ 10,573	$ 10,340
Outstanding shares at end of period (in thousands)	696,894	696,285	694,381	693,560	692,777
Tangible book value per common share	$ 15.95	$ 15.59	$ 15.43	$ 15.25	$ 14.93

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)[1,2]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.24 %	1.29 %	1.65 %	1.86 %	1.83 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	1.08	1.36	1.34	1.53	1.74
Nonperforming loans and leases as a percentage of total loans and leases	2.07	2.49	2.49	2.64	2.77
Nonperforming assets as a percentage of:					
Total assets	2.32	2.69	2.73	2.81	2.90
Loans and leases plus foreclosed property	3.46	3.97	3.94	4.11	4.24
Net charge-offs as a percentage of average loans and leases	1.71	1.56	2.02	3.31	2.48
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.43	2.58	2.62	2.56	2.66
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.41 X	1.61 X	1.27 X	0.75 X	1.06 X
Nonperforming loans and leases held for investment	1.22	1.09	1.26	1.32	0.98

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[1,2,3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.00 %	1.11 %	1.39 %	1.65 %	1.53 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	0.20	0.27	0.29	0.29	0.28
Nonperforming loans and leases as a percentage of total loans and leases	2.18	2.64	2.64	2.82	2.97
Nonperforming assets as a percentage of:					
Total assets	2.18	2.56	2.64	2.76	2.93
Loans and leases plus foreclosed property	3.32	3.85	3.88	4.12	4.37
Net charge-offs as a percentage of average loans and leases[4]	1.80	1.65	2.15	3.54	2.66
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.41	2.58	2.63	2.69	2.84
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.32 X	1.52 X	1.20 X	0.74 X	1.05 X
Nonperforming loans and leases held for investment	1.14	1.03	1.19	1.30	0.98

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of covered loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[4] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 1.46%, 2.07%, 1.80%, and 2.06% for the second quarter 2011, and the fourth, third, and second quarters of 2010 respectively.

Non-GAAP Reconciliations

	Quarter Ended				
	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010
Efficiency ratio – GAAP	64.1 %	67.4 %	60.9 %	57.3 %	61.7 %
Effect of securities gains (losses), net	-	-	2.4	5.6	5.1
Effect of merger-related and restructuring charges, net	(0.1)	0.1	(0.2)	(0.4)	(1.6)
Effect of losses/write-downs on NPA disposition loans	(0.7)	(2.1)	(1.5)	(0.6)	-
Effect of FDIC loss share accounting	0.3	-	2.0	0.6	-
Effect of foreclosed property expense	(6.6)	(7.0)	(7.1)	(7.1)	(10.1)
Effect of amortization of intangibles	(1.2)	(1.3)	(1.2)	(1.3)	(1.4)
Efficiency ratio – reported	55.8	57.1	55.3	54.1	53.7
Fee income ratio – GAAP	36.1 %	35.1%	41.3%	45.2%	42.7%
Effect of securities gains (losses), net	-	-	(2.5)	(5.8)	(5.5)
Effect of losses/write-downs on NPA disposition loans	0.7	2.2	1.6	0.6	-
Effect of FDIC loss share accounting	4.0	2.8	1.4	2.3	3.6
Fee income ratio – reported	40.8	40.1	41.8	42.3	40.8



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